July 8, 2019

Terren Peizer
Chairman and Chief Executive Officer
BioVie Inc.
11601 Wilshire Boulevard, Suite 1100
Los Angeles, CA 90025

       Re: BioVie Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed July 1, 2019
           File No. 333-231136

Dear Mr. Peizer:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 7, 2019 letter.

Amendment No. 1 to Form S-1 filed July 1, 2019

Cover Page

1. Please revise your cover page to disclose the volume of securities you are offering as required by Item 501(b)(2) of Regulation S-K. Please see Securities Act Rules
       Compliance and Disclosure Interpretations 227.02 for guidance.
 Terren Peizer
BioVie Inc.
July 8, 2019
Page 2
2. We note your response to comment 1 and your disclosure indicating you plan to effect a
       1:125 reverse stock split but have not yet done so. Please disclose whether the Board of
       Directors approved this ratio and your anticipated timing to effect the reverse stock split, including if it will be effected prior to effectiveness of the registration statement.
       Alternatively, please state a recent closing price without such assumption and tell us why you believe it is appropriate to reflect outstanding share amounts giving effect to the reverse stock split.


       Please contact Christine Westbrook at 202-551-5019 or Erin Jaskot at 202-551-3442 with any questions.



                                                             Sincerely,
FirstName LastNameTerren Peizer
                                                             Division of
Corporation Finance
Comapany NameBioVie Inc.
                                                             Office of
Healthcare & Insurance
July 8, 2019 Page 2
cc:       Mitchell S. Nussbaum, Esq.
FirstName LastName